Exhibit 99.4

NOTICE OF DISCONTINUANCE

BUSINESS CORPORATIONS ACT (Section 191)

FORM 4-01

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1.         Name of Corporation:

GOLD RESERVE INC.

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2.         Jurisdiction where corporation to be continued:

Alberta

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3.         Date shareholders approved continuance by special resolution:

            September 5, 2014

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4.         Did any shareholders dissent to the proposed continuance?

            No

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5.         Have creditors been informed that the corporation is being continued to another jurisdiction?

            Yes by way of News Release

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6.         There are no actions, suits or proceedings pending against the corporation, nor any unsatisfied judgements or orders outstanding against the Corporation except as follows:

            N/A

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7.         The corporation has made a distribution of its securities to the public within the meaning of subsection 3(2) of the Business Corporations Act.

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8.         The corporation believes that the laws of Alberta permit a Yukon corporation to apply to that jurisdiction for continuance and the laws are of similar effect to subsection 191(9) of the Business Corporations Act.

9. Date September 9, 2014	Signature s/Mary E. Smith	Title VP Administration and Secretary